UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Novus Therapeutics, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

67011N105

 (CUSIP Number)

Lauren Farrell
Chief Financial Officer
Apple Tree Partners
230 Park Avenue, 28th Floor, New York, NY 10169
(212) 468-5806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67011N105	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
879,117 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
879,117 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,117 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Ventures II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
879,117 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
879,117 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,117 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners II - Annex, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
879,117 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
879,117 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,117 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Ventures II - Annex, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
879,117 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
879,117 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,117 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 67011N105	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Apple Tree Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
879,117 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
879,117 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,117 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 67011N105	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ATP III GP, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
879,117 shares

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
879,117 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
879,117 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 67011N105	13D	Page 8 of 14 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Seth L. Harrison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
23,632 shares

	8	SHARED VOTING POWER
879,117 shares

	9	SOLE DISPOSITIVE POWER
23,632 shares

	10	SHARED DISPOSITIVE POWER
879,117 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
902,749 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 67011N105	13D	Page 9 of 14 Pages

Schedule 13D

Item 1.	Security and Issuer.

This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on September 30, 2014 (the "Original Schedule 13D") relating to the common stock, $0.001 par value (the "Common Stock") of Novus Therapeutics, Inc. (formerly "Tokai Pharmaceuticals, Inc."), a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 19900 MacArthur Blvd., Suite 550, Irvine, CA 92612.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Original Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D.

Item 2.	Identity and Background.

No changes.

Item 3.	Source and Amount of Funds or Other Consideration.

No changes.

Item 4.	Purpose of Transaction.

No changes.

Item 5.	Interest in Securities of the Issuer.

No changes except as set forth below.

(a)-(b) The information set forth in Lines 7 through 11 and 13 of each Reporting Person's cover sheet is incorporated here by reference.

ATP II Annex is the record owner of the ATP II Annex Shares.  As the sole general partner of ATP II Annex, ATP II Annex GP may be deemed to own beneficially the ATP II Annex Shares.  As the sole Managing Member of ATP II Annex GP, Harrison may be deemed to own beneficially the ATP II Annex Shares.

ATP IV is the record owner of the ATP IV Shares.  As the sole general partner of ATP IV, ATP IV GP may be deemed to own beneficially the ATP IV Shares.  As the sole Director of ATP IV GP, Harrison may be deemed to own beneficially the ATP IV Shares.

ATP II is the record owner of the ATP II Shares.  As the sole general partner of ATP II, ATP II GP may be deemed to own beneficially the ATP II Shares.  As the sole General Partner of ATP II GP, Harrison may be deemed to own beneficially the ATP II Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have the same individual controlling person, each of ATP II Annex, ATP II Annex GP, ATP IV, ATP IV GP, ATP II and ATP II GP may be deemed to share the power to direct the disposition and vote of the Total ATP Shares.

Harrison is the record owner of 23,632 shares of Common Stock (the "Harrison Shares").  Accordingly, Harrison may be deemed to be the beneficial owner of the Harrison Shares in addition to the Total ATP Shares.

CUSIP No. 67011N105	13D	Page 10 of 14 Pages

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person, as set forth on Line 13 of each such Reporting Person's cover sheet was calculated based on the 7,085,414 shares of Common Stock reported to be outstanding as of November 6, 2017 in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on November 8, 2017.

According to filings made by the Issuer with the SEC, on May 9, 2017 the Issuer purchased from the shareholders of Otic Pharma, Ltd., a private limited company organized under the laws of the State of Israel ("Otic Pharma"), all ordinary and preferred shares of Otic Pharma in exchange for 36,249,237 shares of Common Stock. In connection therewith, the Issuer effected a 1-for-9 reverse stock split on May 11, 2017.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

No changes.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

CUSIP No. 67011N105	13D	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE:    January 8,  2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

CUSIP No. 67011N105	13D	Page 12 of 14 Pages

ATP III GP, LTD.

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison

CUSIP No. 67011N105	13D	Page 13 of 14 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D and any future amendments thereto need be filed with respect to the ownership by each of the undersigned of shares of stock of Novus Therapeutics, Inc.

DATE: January 8, 2018

APPLE TREE PARTNERS II, L.P.

By:	Apple Tree Ventures II, L.P. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE VENTURES II, L.P.

By:  /s/ Seth L. Harrison
Seth L. Harrison
General Partner

APPLE TREE PARTNERS II - ANNEX, L.P.

By:	Apple Tree Ventures II - Annex, LLC General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE VENTURES II - ANNEX, LLC

By:  /s/ Seth L. Harrison
Seth L. Harrison
Managing Member

APPLE TREE PARTNERS IV, L.P.

By:	ATP III GP, Ltd. General Partner

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

CUSIP No. 67011N105	13D	Page 14 of 14 Pages

ATP III GP, LTD.

By:  /s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison